Exhibit 99.1

News Release

Brookfield Acquires Quality Portfolio of Apartment Communities

New York, February 11, 2013: Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) today announced the acquisition of portfolio of 19 apartment communities with 4,892 units located in North Carolina, South Carolina and Virginia for a total of $414 million from Babcock & Brown Residential.

This high quality portfolio is concentrated in the Charlotte and Raleigh-Durham sub-markets where strong economic and population growth is expected to yield superior occupancy rates and rental increases.  The average occupancy of the portfolio is 92%.  The portfolio is currently financed with individual non-recourse first mortgage loans which have been assumed as part of the transaction.

Fairfield Residential, an affiliate of Brookfield, has an existing geographic footprint in these same markets and will manage the assets in the portfolio.  Brookfield intends to invest an additional $30 million to maximize value in the portfolio by selectively upgrading and repositioning assets to increase rents and return on investment.  This transaction will bring Brookfield’s growing multifamily portfolio to approximately 20,000 units throughout the United States.

“The acquisition of this attractive portfolio adds to Brookfield’s significant multi-family platform and positions us for continued growth in this property sector,” said David Arthur, managing partner at Brookfield Asset Management.

Babcock & Brown was advised by Robert W. Baird & Co.

Brookfield Asset Management Inc. is a global alternative asset manager with approximately
$150 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield has a range of public and private investment products and services, which leverage our expertise and experience and provide us with a competitive advantage in the markets where we operate. Brookfield is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

Fairfield Residential is among the most experienced multifamily real estate operating companies in the United States and provides acquisitions, entitlement, development, construction, redevelopment, property and asset management, and disposition services to its joint venture partners and affiliates, and to third parties. Fairfield is active in 40 geographically diverse markets and currently manages approximately 50,000 apartment homes across the U.S.  Fairfield has developed and acquired $20 billion of real estate assets and has sold more than $13.0 billion in multifamily investments.

For more information, please visit our web site at www.brookfield.com or contact:

Andrew Willis SVP, Communications & Media, Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Forward Looking Statements and Information

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and Verde, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “intends” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield and Verde to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rate; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; the risk that Verde will not be integrated successfully with and into Brookfield’s organization; the risk that cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers or employees; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in Brookfield’s documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield and Verde undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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